Exhibit 99.3

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is dated November 10, 2021, and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2021, the audited consolidated financial statements for the year ended December 31, 2020, the annual MD&A for the year ended December 31, 2020, and the annual information form (“AIF”) dated March 25, 2021 of Hut 8 Mining Corp. This information is available on our website at www.hut8mining.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and the “Company” refer to Hut 8 Mining Corp. and its subsidiaries; all references to "digital assets" refer to Bitcoin; and all references to “Management” refer to the directors and executive officers of the Company.

The Company was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at Suite 2400, 745 Thurlow Street, Vancouver, BC, Canada V6E 0C5, and the corporate headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8. The Company's financial year ends on December 31.

We are incorporated in British Columbia, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Unless otherwise noted, results are reported in Canadian dollars. The Company applies International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and interpretations issued by the IFRS Interpretations Committee, and financial data provided in this MD&A has been prepared in accordance with IFRS, with the exception of certain non-IFRS financial measures identified as such in this MD&A (See “Non-IFRS Measures”). In the opinion of Management, all adjustments considered necessary for a fair presentation have been included. The results and percentage relationships in this MD&A, including trends that might appear, should not be taken as indicative of future results, operations or performance.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

COMPANY

Hut 8 is a digital asset mining company with industrial-scale operations in Alberta, Canada. The Company is one of North America’s largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Canada, Hut 8 is executing on its strategy of mining and holding Bitcoin, while building a diversified business and revenue strategy to grow and protect shareholder value, regardless of Bitcoin price action. The Company’s multi-pronged business strategy includes profitable digital asset mining and white-label high-performance compute hosting, as well as yield programs leveraging its self-mined Bitcoin held in reserve. Hut 8 was the first publicly traded miner on the Toronto Stock Exchange (the “TSX”) and the first Canadian miner to be listed on The Nasdaq Global Select Market (the “Nasdaq”). Hut 8’s team of business-building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on alignment with environmental, social and governance (“ESG”) standards and best practices. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

QUARTERLY HIGHLIGHTS

•	The Company continues to achieve record-level performance, generating revenue of $50.3 million for the quarter ended September 30, 2021, an 874% increase over the prior year period. The growth in revenue was driven by strong self-mining economics, continued expansion of our mining capacity, operational up-time as well as growth from hosting services.

•	Revenue from digital asset mining grew to $47.9 million in the quarter ended September 30, 2021, versus $5.3 million in the quarter ended September 30, 2020, reflecting improvement in the price of Bitcoin combined with growth in average hashrate. Bitcoin price averaged approximately $52,899 in the third quarter of 2021, versus approximately $14,161 in the prior year period, a 274% increase.

•	Revenue from our hosting line of business was $2.4 million in the quarter ended September 30, 2021, versus $0.5 million in the prior year period, when we onboarded our first hosting customer.

•	Net income was $23.4 million for the quarter ended September 30, 2021, versus a loss of $0.9 million in the prior year period, reflecting the substantial growth of revenue in excess of costs. This is reflected in gross profit margin, which increased to 58% compared to 50% in the second quarter of 2021, 37% in the first quarter of 2021, and (93%) in the quarter ended September 30, 2020.

•	Adjusted EBITDA was $30.7 million in the quarter ended September 30, 2021, versus a loss of $2.5 million in the prior year period. Adjusted EBITDA is a non-IFRS measure used by the Company and is used to assess profitability without the impact of non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. Refer to “Non-IFRS Performance Measures” section of this MD&A for a cautionary note regarding their use, descriptions and reconciliations to the most directly comparable IFRS measure.

•	As of November 10, 2021, the entire fleet of high-performance NVIDIA chips has been received at Hut 8’s site in Medicine Hat, Alberta, and 91% of the servers have been installed and powered up, with full deployment expected in the next week. The addition of the NVIDIA GPUs serves to increase Hut 8's aggregate operating rate by approximately 1,600 Gigahash, which based on current network dynamics, equates to an ASIC hashrate of approximately 325 PH/s. The Company has deployed the NVIDIA GPUs to mine the Ethereum network via Luxor pool, and consistent with our HODL strategy, is receiving payouts in Bitcoin. Based on current mining economics this equates to approximately 1.8 – 2.0 Bitcoin per day, with average power consumption of approximately 2.5 – 3.0 MW. As a result, our NVIDIA GPU fleet is the most profitable portion of Hut 8’s self-mining operation, with an average cost to mine each Bitcoin of less than $3,000. Given deployment timing, the impact on results for the quarter ended September 30, 2021 is minimal. Management anticipates that the full 1,600 Gigahash will be operational for approximately half of the fourth quarter of 2021.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

•	Following its successful listing on Nasdaq, the Company benefitted from its access to an increased pool of investors and closed a public offering of common shares on September 17, 2021, raising gross proceeds of $220 million (US$173 million). The proceeds will be used to support the growth of the business including to fund capital investments in digital asset mining equipment to increase mining capacity, for working capital and other general corporate purposes and potentially for strategic partnerships, joint ventures, or acquisitions.

•	Based upon the capital flexibility afforded by the Company’s public offering of equity securities in September 2021, Hut 8 executed on a US$58.7 million purchase of 12,000 new MicroBT M30S, M30S+ and M30S++ miners, representing a cost of approximately $50/Terahash, with aggregate incremental production of 1.17 EH/s. The miners are expected to be delivered starting in January 2022, at a delivery rate of approximately 1,000 machines per month, with full deployment anticipated by December 2022.

•	The Company announced the achievement of a strategic milestone in our relationship with MicroBT on September 14, 2021, with the execution of a Repair Services Agreement (“RSA”). The RSA allows for the Company to complete in-warranty work on MicroBT miners for all of North America on-site in Medicine Hat, Alberta. This arrangement is expected to provide long term financial benefits and strengthen relations between the Company and MicroBT, while supporting a reduction in machine downtime and repair costs as well as potential future revenue with respect to providing repair services to other MicroBT clients.

•	On October 23, 2021, the Company announced that development of its third mining site, in conjunction with Validus Power Corp. (“Validus), was underway in North Bay, Ontario, Canada. This site will begin with 35MW of capacity and expected to be online by the end of December 2021. Power will be available on a physical off-take basis under the Company’s power purchase agreement with Validus, with a power rate of $0.0274/kWh subject to an annual adjustment mechanism. As part of site development and operation, the Company has entered into the following additional agreements:

o	On October 21, 2021, the Company entered into a $7.5 million stipulated price design-build contract with Validus, under which Validus will deliver a 100 MW electrical distribution data centre facility in North Bay, Ontario. Equipment costs associated with initial North Bay site development are expected to total $11.6 million. As of November 11, 2021, deposits totaling $8.2 million have been paid; and,

o	On October 27, 2021, the Company entered into a lease agreement with a wholly owned subsidiary of Validus, with respect to a 30,000 sq.ft. data centre building and office space, located adjacent to the Validus-owned and operated power plant, in North Bay, Ontario. The lease agreement commences in January 2022, and has a five year term with gross monthly rent of $250,200.

•	The Company continued to generate income from Bitcoin yield accounts established with Genesis Global Capital, LLC ("Genesis") and Galaxy Digital LLC (“Galaxy”). These tailored lending transactions have enabled Hut 8 to realize a US dollar denominated return on a portion of its Bitcoin held in reserve. We view this ability to earn fiat currency, without selling Bitcoin, as strategic to the Company's long-term growth, given the prospects for Bitcoin. For the quarter ended September 30, 2021, Hut 8 realized income of $1.3 million associated with the Genesis and Galaxy yield accounts. The Company renegotiated the lending arrangements, resulting in a 2.0% annual rate of return for the Bitcoin on loan with Genesis, while the Bitcoin on loan with Galaxy was renegotiated at 2.25% and came with access to a US$50 million revolving credit facility with Galaxy, which remains undrawn as of November 11, 2021.

•	Hut 8 and Bitfury BV (“Bitfury”) announced their mutual agreement to terminate the historical Investor Rights Agreement (“IRA”) between the two companies, effective July 2, 2021. Among other things, the termination of the IRA results in Bitfury giving up the right to a nominee on Hut 8’s Board. The termination of the IRA is viewed by Management as an important step in establishing a market-based, third-party relationship between Hut 8 and Bitfury.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

SELECTED QUARTERLY IFRS FINANCIAL INFORMATION

For the periods ended September 30	Three months ended		Nine months ended
(CAD thousands, except per share amounts)	2021	2020	2021	2020
Revenue	$50,341	$5,755	$115,873	$27,724
Cost of revenue	(21,234)	(11,086)	(57,642)	(45,286)
Gross profit (loss)	29,107	(5,331)	58,231	(17,562)
Gross profit margin	58%	(93)%	50%	(63)%

General and administrative expenses	(10,836)	(1,286)	(26,171)	(3,561)
Gain on disposition of digital assets	-	198	182	1,801
Revaluation of digital assets	-	5,578	-	13,714
Operating income (loss)	18,271	(841)	32,242	(5,608)

Foreign exchange gain (loss)	(759)	509	(1,402)	(773)
Net finance income (expense)	186	(568)	1,173	(1,909)
Net income (loss) be fore tax	17,698	(900)	32,013	(8,290)

Deferred income tax recovery	5,676	-	6,455	-
Net income (loss)	$23,374	$(900)	$38,468	$(8,290)

Net income (loss) per share :
- basic	$0.16	$(0.01)	$0.30	$(0.09)
- diluted	0.15	(0.01)	0.28	(0.09)

FINANCIAL RESULTS

Three months ended September 30

•	Revenue for the quarter ended September 30, 2021 was $50.3 million compared to $5.8 million in the prior year quarter. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 905 Bitcoin and generated $47.9 million of revenue, versus 372 Bitcoin mined and $5.3 million of revenue in the prior year period. The higher number of Bitcoin mined is primarily due to the expansion of our mining operations resulting in higher hash rate contributions. The impact of our expanded operations was supplemented by the significant price appreciation of Bitcoin. The price appreciation resulted in average revenue per Bitcoin mined of $52,967 for the third quarter of 2021 compared to average revenue per Bitcoin mined of $14,152 in the third quarter of 2020. The Company’s hosting services contributed $2.4 million of revenue in the current quarter compared to $0.5 million in the prior year’s quarter, reflecting the strategic decision to on-board two hosting customers. The quarter ended September 30, 2020, was the initial launch of our hosting services.

•	Cost of revenue consists of site operating costs and depreciation. Site operating costs for the third quarter of 2021 were $16.0 million, compared to $7.5 million in the prior year period. The average site operating costs of mining each Bitcoin for the third quarter of 2021 was approximately $17,700, compared to approximately $20,300 in the prior year period, with the decrease primarily due to the additions of new equipment with better efficiency compared to prior year’s lineup. Site operating costs consist primarily of electricity costs as well as personnel, network monitoring and equipment repair and maintenance costs. The total costs increased due to Hut 8’s continued expansion, power pricing attributable to the unusually high temperatures in Alberta, as well as the fact that mining equipment was operating at reduced capacity for much of the third quarter of 2020, in response to compressed self-mining economics. Depreciation expense was $5.2 million (2020 - $3.5 million), driven in large part by the addition of mining equipment over the past twelve months.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

•	General and administrative expenses were $10.8 million in the third quarter of 2021, versus $1.3 million in the prior year period. The increase in costs was driven by non-operational sales tax expense associated with growth capital investments, expenses related to a new and expanded senior management team and professional services fees incurred because of growth of the business. Share-based payments increased from $0.2 million to $2.8 million, resulting from share-based awards granted as part of attracting talented new members of Management. Salary and benefits expense increased from $0.1 million to $0.7 million, driven by increased headcount and bonus accruals. Insurance expense increased from $0.2 million to $0.9 million, reflecting a combination of increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance. Sales tax expense increased from $0.4 million to $4.0 million, reflecting the significant increase in capital investments to support the Company’s announced growth initiatives. Given uncertainty associated with recovery of these sales tax amounts with the Canada Revenue Agency (“CRA”), amounts are expensed rather than capitalized as sales tax receivable. Management is seeking clarity with the CRA and will begin capitalizing sales tax amounts when appropriate.

•	Net finance income was $0.2 million in the third quarter of 2021, versus an expense of $0.6 million in the prior year period, with the difference stemming from borrow fee earned from Bitcoin lending arrangements put in place during 2021, versus $0.6 million of interest expense from the Genesis loan, which was repaid in the first quarter of 2021.

Nine months ended September 30

•	Revenue for the nine months ended September 30, 2021 was $115.9 million compared to $27.7 million in the prior year period. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 1,997 Bitcoin and generated $109.8 million of revenue, versus 2,282 Bitcoin mined and $27.2 million of revenue in the prior year period. Despite the impact of the expansion of our mining operations resulting in higher hash rate contributions, the lower number of Bitcoin mined is primarily the result of the Bitcoin “halving” event, which occurred in May 2020 and resulted in the block reward declining from 12.5 Bitcoin to 6.25 Bitcoin. However, overall digital asset mining revenue increased because of the significant price appreciation of Bitcoin, more than offsetting the volume impact of the Bitcoin halving event. The price appreciation resulted in average revenue per Bitcoin mined of $55,007 for the nine months ended September 31, 2021 (2020 - $11,934). The Company’s hosting services contributed $6.0 million of revenue in the current quarter compared to $0.5 in the prior year’s quarter, reflecting the strategic decision to on-board two hosting customers.

•	Cost of revenue consists of site operating costs and depreciation. Site operating costs for the nine months ended September 30, 2021 were $43.6 million (2020 - $27.8 million), with the increase driven by Hut 8’s continued expansion and adding more miners to its Bitcoin mining fleet. Depreciation expense decreased to $14.0 million (2020 - $17.5 million), driven by reduced depreciation expense associated with fully depreciated miners, as well the extension of estimated useful life of infrastructure assets from 4 years to 10 years during the second quarter of 2021.

•	General and administrative expenses were $26.2 million in the nine months ended September 30, 2021 versus $3.6 million in the prior year period. The largest driver of the cost increase was share-based payments, which increased from a $0.5 million recovery in the prior year period, owing to departure of certain Management personnel that resulted in forfeiture of share-based awards, to a $7.3 million expense in the nine months ended September 30, 2021. The Company also incurred costs associated with various capital markets initiatives undertaken to improve the Company’s current and future access to capital and investors (including significant legal, accounting and filing-related fees associated with the Company’s listing on the Nasdaq). Salary and benefits expense increased from $0.5 million to $3.2 million, driven by a non-recurring payroll liability tax expense, as well as headcount increases. Sales tax expense increased from $1.5 million to $5.8 million, reflecting the significant increase in capital investments to support the Company’s announced growth initiatives. Management is seeking clarity with the CRA and will begin capitalizing sales tax amounts when appropriate.

•	Net finance income was $1.2 million in the nine months ended September 30, 2021, versus an expense of $1.9 million in the prior year period, with the difference stemming from borrow fee earned on Bitcoin lending arrangements put in place during 2021, versus $1.9 million of interest expense from the Genesis loan, which was repaid in the first quarter of 2021.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

SUMMARY OF UNAUDITED QUARTERLY INFORMATION

The table below highlights our quarterly results for the eight most recently completed quarters:

For the three months ended	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	June 30,	Mar 31,	Dec 31,
(CAD thousands,	2021	2021	2021	2020	2020	2020	2020	2019
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$50,341	$33,549	$31,983	$12,986	$5,755	$9,230	$12,740	$14,858
Net income (loss)	23,374	(20,430)	35,524	27,330	(900)	2,840	(10,230)	(13,395)

Net income (loss) per share :
- Basic	$0.16	$(0.17)	$0.31	$0.28	$(0.01)	$0.03	$(0.11)	$(0.17)
- Diluted	$0.15	$(0.16)	$0.28	$0.28	$(0.01)	$0.03	$(0.11)	$(0.17)

Revenue generated from the Company’s mining operations was the primary contributor to the quarterly variations in revenue and net income (loss). Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:

•	For the quarter ended September 30, 2021, the Company mined 905 Bitcoin at an average revenue per Bitcoin mined of $52,967, contributing to revenue generated. The revenue generated from the Company’s mining operations, partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business, was the primary contributor to the variation in revenue and net income.

•	For the quarter ended June 30, 2021, the Company mined 553 Bitcoin at an average revenue per Bitcoin mined of $56,703, contributing to revenue generated. The Company also reclassified its Bitcoin subject to lending arrangements, previously treated as financial assets in Q1-2021, to intangible assets, resulting in a reversal of the $22.9 million unrealized gain recorded in Q1-2021, which has now been recognized in other comprehensive income. The tax impact of the reclassification was the reversal of $6.0 million to the deferred tax recovery previously recorded in Q1-2021. The Company also extended the useful life of its infrastructure assets from 4 to 10 years, resulting in a lower depreciation expense of $3.0 million, compared to Q1-2021 expense of $5.8 million.

•	For the quarter ended March 31, 2021, the Company mined 539 Bitcoin at an average revenue per Bitcoin mined of $56,692, contributing to revenue generated. Due to the classification of Bitcoin subject to lending arrangements, a $22.9 million revaluation gain attributed to the Bitcoin was recorded in the income statement, impacting net income.

•	For the quarter ended December 31, 2020, the Company mined 516 Bitcoin at an average revenue per Bitcoin mined of $22,730, contributing to revenue generated. The Company recorded a gain of $13.2 million as a reversal of prior-year impairment charges, and a deferred tax recovery of $15.0 million associated with the unrealized gain on the fair value of the Bitcoin, impacting net income.

•	For the quarter ended September 30, 2020, the Company mined 372 Bitcoin at an average revenue per Bitcoin mined of $14,152, contributing to revenue generated. The revenue generated from the Company’s mining operations, and the $5.6 million revaluation gain of its Bitcoin at quarter-end, were the primary contributors to the variation in revenue and net loss.

•	For the quarter ended June 30, 2020, the Company mined 795 Bitcoin at an average revenue per Bitcoin mined of $11,610, contributing to revenue generated. The revenue generated from the Company’s mining operations, and the $9.4 million revaluation gain of its Bitcoin at quarter end as the market started to recover from the initial impact of the COVID-19 pandemic, were the primary contributors to the variation in revenue and net income.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

•	For the quarter ended March 31, 2020, the Company mined 1,116 Bitcoin at an average revenue per Bitcoin mined of $11,416, contributing to revenue generated. The start of the COVID-19 global pandemic caused a significant drop in the market value of Bitcoin, which impacted the operations and revenue generation of the Company. The price of Bitcoin recovered towards the end of the quarter, which saw the Company record a $1.3 million loss on Bitcoin revaluation, impacting net loss.

•	For the quarter ended December 31, 2019, the Company mined 1,431 Bitcoin at an average revenue per Bitcoin mined of $10,383, contributing to revenue generated. The revenue generated from the Company’s mining operations, and the $4.0 million revaluation loss of its Bitcoin at quarter end, were the primary contributors to the variation in revenue and net loss.

NON-IFRS PERFORMANCE MEASURES

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "Adjusted EBITDA" and “Mining Profit” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective.

The following tables reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8, to their nearest IFRS measure and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and comprehensive income (loss) and unaudited interim condensed consolidated statement of cash flows included in the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2021.

Mining Profit

“Mining profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services. Mining profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense.

The following table reconciles Gross profit (loss) to our non-IFRS measure, Mining profit:

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands)	2021	2020	2021	2020
Gross profit (loss)	$29,107	$(5,331)	$58,231	$(17,562)

Add (deduct):
Revenue from hosting	(2,406)	(490)	(6,024)	(490)
Site operating costs attributable to hosting	1,616	-	4,417	-
Depreciation and amortization	5,192	3,545	13,972	17,513
Mining profit	$33,509	$(2,276)	$70,596	$(539)

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net income (loss) to our non-IFRS measure, Adjusted EBITDA:

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands)	2021	2020	2021	2020
Net income (loss)	$23,374	$(900)	$38,468	$(8,290)

Add (deduct):
Net finance costs	(186)	568	(1,173)	1,909
Depreciation and amortization	5,192	3,545	13,972	17,513
Share based payment	2,801	168	7,325	(480)
Revaluation of digital assets	-	(5,578)	-	(13,714)
Gain on used of digital assets	-	(198)	(182)	(1,801)
Foreign exchange	759	(509)	1,402	773
Share based payment taxes witholding	-	-	1,246	-
Sales tax expense	4,001	371	5,802	1,517
One-time transaction costs	455	-	923	542
Deferred income tax recovery	(5,676)	-	(6,455)	-
Adjusted EBITDA	$30,720	$(2,533)	$61,328	$(2,031)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2021, the Company had a working capital surplus, defined as currents assets less current liabilities, of $468.9 million, (December 31, 2020 - $75.7 million) and shareholders' equity of $629.3 million (December 31, 2020 - $115.6 million).

The following is a summary and explanation of our cash flow activities:

For the periods ended September 30	Nine months ended
(CAD thousands)	2021	2020
Net cash provided by (used in):
Operating activities	$(52,636)	$(1,186)
Investing activities	(133,980)	(5,452)
Financing activities	407,025	5,952
Increase (decrease) in cash	$220,409	$(686)

•	Net cash used in operating activities for the nine months ended September 30, 2021 was $52.6 million, compared with $1.2 million in the prior year period. The difference is primarily attributed to a net $108.6 million of digital assets mined not yet converted to fiat currency in the current period, versus $1.8 million of net digital assets converted to fiat currency in the prior year period.

•	Cash used in investing activities for the nine months ended September 30, 2021 amounted to $134.0 million which was mainly used to purchase and make deposits for mining equipment, versus cash used in investing activities of $5.5 million in the prior year period, when there were fewer purchases of mining equipment.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

•	Cash provided by financing activities for the nine months ended September 30, 2021 was $407.0 million, consisting of proceeds received from the offerings of equity securities completed in each of January, June, and September 2021, which contributed a net total of $388.2 million, and proceeds from the exercise of outstanding warrants and options, partially offset by repayment of the Genesis loan. This compares with net cash provided by financing activities of $6.0 million in the prior year, reflecting lesser capital raise activities. Proceeds from the three offerings completed during 2021, have been and will continue to be used to fund equipment purchases, for general corporate purposes, and potentially for strategic partnerships, joint ventures and/or acquisitions.

The following is a summary of key balance sheet items as at the following period ends:

As at	September 30,	December 31,
(CAD thousands)	2021	2020
Cash	223,225	2,816
Digital assets - held in custody	152,244	75,505
Dgitial assets - lending arrangements	111,588	-
Digital assets - pledged as collateral	-	26,456
Current and long-term deposits and prepaid expenses	110,937	7,451
Total assets	651,207	145,202
Total liabilities	21,890	29,647
Total shareholders' equity	629,317	115,555

•	As of September 30, 2021, the Company had cash on hand of $223.2 million (December 31, 2020 - $2.8 million). The changes in cash are discussed above in the summary of cash flow activities.

•	Total digital assets as of September 30, 2021 had a fair market value of $263.8 million (December 31, 2020 - $102.0 million) and consists of 4,729 Bitcoin (December 31, 2020 – 2,761 Bitcoin). The increase in digital assets value was due to the increase in Bitcoin price, which was $55,794 as of September 30, 2021, compared to $36,925 as of December 31, 2020, as well as our mining activities, where the Company mined 1,997 Bitcoin during the nine months ended September 30, 2021. Further details on our digital assets are as follows:

o	The digital assets balance as of September 30, 2021 includes 2,000 Bitcoin subject to lending arrangements, of which 1,000 Bitcoin were loaned to Genesis and 1,000 Bitcoin were loaned to Galaxy. The fair market value of the digital assets loaned as of September 30, 2021, was $111.6 million (December 31, 2020 - $nil). The Company earns an annualized borrow fee on the lending arrangements ranging from 2.00% to 2.25%. These borrow fees, which are market-based rates, reflect reduction from the prior rate of 4.0%, reflecting enhanced liquidity in the markets for Bitcoin lending.

o	The digital asset balance as of December 31, 2020, included 716 Bitcoin which were pledged as collateral for the borrowing facility with Genesis, which was fully repaid and the Bitcoin collateral released in January 2021.

•	Total assets increased primarily due to the increase in cash and digital assets, as described above. In addition, the total assets balance was impacted by an increase in the Company’s deposits and prepaid expenses balance, primarily due to $75.7 million in equipment deposits with respect to equipment orders with NVIDIA, MicroBT and Dell, $15.0 million with respect to a power purchase agreement with Validus and $9.6 million with respect to deposits for the development of an additional operating site in North Bay, Ontario.

•	Total liabilities were $21.9 million as of September 30, 2021 (December 31, 2020 - $29.6 million). Included in total liabilities is US$9.6 million drawn on an equipment financing loan with Foundry, which is repayable over 12 months and bears annual interest at 16.5%. Total liabilities as of December 31, 2020, included $25.5 million associated with a loan payable to Genesis, which was subsequently repaid in 2021.

•	Shareholders’ equity increased from $115.6 million as of December 31, 2020, to $629.3 million as of September 30, 2021, primarily driven by the three offerings of equity securities completed during the nine months ended September 30, 2021, which raised gross proceeds of $412.7 million.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans. The Company has access to a US$50 million revolving credit facility with Galaxy and can also access additional liquidity through the issuance of securities, arrangement of debt facilities and sale of Bitcoin. The Company’s ability to successfully access capital markets for issuance of securities is dependent on certain market conditions, which may be outside of the Company’s control.

RELATED PARTY TRANSACTIONS

See the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2021, for related-party transactions with respect to share issuances.

As of July 2, 2021, the IRA with Bitfury was terminated and an arm’s-length relationship was established with Bitfury.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

RESPONSES TO THE COVID-19 PANDEMIC

At Hut 8, our top priority has always been the health and safety of our employees, contractors and the communities in which we operate. After the World Health Organization declared COVID-19 a pandemic on March 11, 2020, we activated our safety protocols and crisis response plans in our facilities and offices in Alberta and Ontario. These protocols did not impact continuity of our operations. We implemented screening procedures and visitor restrictions at each of our facilities and provided our employees with guidance regarding social distancing and routine temperature checks to ensure a safe environment for operations.

We continued to manage COVID-19 protocols through the third quarter of 2021, as the pandemic has continued to present challenges to social and economic infrastructure worldwide. We have extended our mandates on social distancing, use of masks and appropriate testing of staff.

As of November 11, 2021, our facilities and operations in Alberta, as well as our head office in Toronto, have not been significantly impacted by COVID-19 and are operating without major issues. Given the unpredictable nature of the situation, no guarantee can be made that COVID-19 will not impact our operations in the future and we continue to closely monitor events and actions taken by local governments in the jurisdictions in which we operate, including those affecting our vendors, to determine their potential impact and any additional actions required to ensure our operations continue without major disruption.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

INDUSTRY OVERVIEW

Bitcoin

Bitcoin is a digital currency that enables peer-to-peer transactions globally over the internet. Bitcoin is independent of any central authority, such as a bank or government. Instead, Bitcoin is governed by a preprogrammed algorithm called Secure Hash Algorithm 256 (SHA-256) that is backed by millions of computers across the world called “miners”. Bitcoin miners record transactions and check their authenticity. While fiat currencies are controlled by central banks and governments, Bitcoin miners are spread out across the world and store transactions on the Bitcoin blockchain (described further below) which is a digital public ledger that can be accessed by anyone. This global and transparent system is referred to as “decentralized control” as the management of Bitcoin does not have a central point of failure or attack.

Unlike fiat currencies, which have an unlimited supply which is controlled by governments and central banks, the supply of Bitcoin is controlled by the SHA-256 to keep its availability scarce and total supply fixed. To date, approximately 18.8 million Bitcoin exist and only 21 million Bitcoin will ever exist. It is expected that all Bitcoin will be mined by 2140. Due to the scarcity and computational power required to mine Bitcoin, it is often referred to as “digital gold”.

Blockchain

The Bitcoin blockchain is a cloud-based digital public ledger where Bitcoin transactions are grouped together and represented as a block in a network chain, containing all relevant transaction details. The Bitcoin blockchain is maintained by a community of miners. All transactions on the blockchain are transparent and designed to make it extremely difficult to add, remove or change data without being detected by users.

Bitcoin Mining

Mining is the process of verifying Bitcoin transactions by solving a computationally difficult encrypted code, called a “hash”. The hash rate is the number of attempts at solving the encryption code the equipment can process per second. Miners use equipment that produces a high hash rate, as it results in more attempts at solving the encrypted code. The average hash rate for a two-week period determines the network difficulty rate, which is set every two weeks. The network difficulty is a measure of how difficult it is to solve a block. This computational process of decrypting the code through hashing is referred to as proof of work. Bitcoin miners use Application Specific Integrated Circuit (“ASIC”) computing chips to compete with each other to correctly solve the encryption code.

The power and efficiency of the ASIC chip to produce a high number of hashes is essential to successfully mining. When a miner is successful in solving the code, a block containing transactions is validated and incorporated into the blockchain resulting in an economic incentive payment for the miner in the amount of 6.25 newly minted Bitcoin plus any fee payments attached to the transactions they store in the new block. This incentive payment halves approximately every four years, the most recent of which was the “halving” event which occurred on May 11, 2020.

When mining Bitcoin, Hut 8 measures the output to process in computer hash rates. For example, one petahash per second (PH/s) processes one quadrillion hashes per second that constantly attempts to solve the Bitcoin cryptology code and receive the Bitcoin incentive payment.

Bitcoin Outlook

Despite historical price volatility, Management still believes that Bitcoin represents a digital storage of value and the future of global digital money. Our conviction in the use of Bitcoin as a digital store of value and international payment settlement system remains strong.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

RISKS AND UNCERTAINTIES

The Company’s activities expose it to a variety of financial, credit and liquidity risks. The risk factors described in the Company’s annual MD&A for the year ended December 31, 2020, and the AIF dated March 25, 2021, are considered by Management to be the most important in the context of our business and should be read in conjunction with the risks and uncertainties discussed throughout this MD&A. Additional risks and uncertainties not previously known to the Company, or that the Company currently deems immaterial, may also impact our operations and financial results; the risk factors included in the Company’s annual MD&A for the year ended December 31, 2020, and the AIF dated March 25, 2021, are not inclusive of all the risks and uncertainties that we may be subject to and other risks may apply. Other than as disclosed in this MD&A, there have been no material changes to the risk factors described in the Company’s annual MD&A for the year ended December 31, 2020, and the AIF dated March 25, 2021.

The Company believes that it has undertaken prudent measures, policies, practices and procedures to manage such risk factors but there can be no assurance that such risks will not impact the Company’s financial condition in the future.

Custody of Digital Assets

For the protection of its digital assets on behalf of shareholders, Hut 8 does not self-custody its digital assets. BitGo Trust Company, Inc. (“BitGo Trust”) provides custodial services to the Company without the use of sub-custodians. BitGo Trust is a US-based South Dakota state-chartered trust company that is authorized under Chapter 51A-6A-29, of the South Dakota Codified Law, as enforced by the Division of Banking, to provide certain custodial services, and is a “Qualified Custodian” under the Investment Advisors Act of 1940, 17 CFR 275.206(4)-2(d)(6)(i). BitGo Trust currently has in excess of $27 billion in cryptocurrencies under its qualified custody. BitGo Trust has in place a U$100 million insurance policy with respect to digital assets held in cold wallets. Hut 8 has in place internal controls and processes with respect to the storage and transfer of digital assets which include multiple layers of approvals. The Company does not detail this internal control process due to confidentiality and security concerns. While the Company takes all appropriate measures to safeguard its digital assets, including assessment of controls in place at third-party custodians, there can be no assurance that such custodians will not experience control breakdowns. In the event of an insolvency or bankruptcy of BitGo Trust, the Company’s digital assets held in cold storage are expected to be unimpacted. As of September 30, 2021, 2,729 of the Company’s Bitcoin were held at BitGo Trust.

In addition to providing fiat currency (US Dollar) yield to the Company, the Bitcoin lending arrangements with Genesis and Galaxy also serves to diversify Hut 8’s counterparty risk associated with Bitcoin custody. Hut 8 continues to explore new ways to enhance the custody of its Bitcoin and improve security for shareholders.

Volatility in the trading price of our publicly traded securities

The trading price of our common shares, warrants, and other public securities (if any) are subject to volatility due to market conditions and other factors and cannot be predicted. Investment in these securities are inherently risky and the holders of these securities may not be able to sell their securities at or above the price at which they purchased such securities due to trading price fluctuations in the capital markets. Trading price could fluctuate significantly in response to factors that are both related and unrelated to our operating performance and/or future prospects, and past performance is not indicative of future performance.

Supply chain disruption

The Company purchases specialized mining and infrastructure equipment in the normal course of business, much of which is delivered from China. Disruption to the Company’s supply chain could delay delivery of equipment orders, having a negative impact on financial and operating results. Global supply chains remain disrupted, directly and indirectly, as a result of COVID-19 and other factors outside of the Company’s control. The Company takes steps to mitigate supply chain risks, including transacting primarily with suppliers with which the Company has a favourable history of performance.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

FINANCIAL INSTRUMENTS

The Company's financial assets include cash, trade receivables, and other assets. The Company’s financial liabilities include accounts payable, accrued liabilities, lease liabilities and long-term debt. The Company’s financial instruments expose it primarily to credit, liquidity, foreign currency and concentration risks. Refer to Note 12 of the audited consolidated financial statements for the year ended December 31, 2020 and Note 12 of the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2021 for a description of the Company’s financial instruments, risks and fair value measurement.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with IFRS. The timely preparation of the consolidated financial statements requires that Management make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 and Note 3 of the audited consolidated financial statements for the year ended December 31, 2020.

Certain comparative figures have been restated where necessary to conform with current period presentation.

CAPITAL MANAGEMENT

The Company’s capital currently consists of common shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. See “Risks and Uncertainties.”

To best position the Company for continued execution of its growth strategy, on April 7, 2021, the Company filed and obtained a receipt for its final short form base shelf prospectus authorizing the issuance from time to time of certain securities of the Company for gross proceeds of up to $500 million with the securities regulatory authorities in each of the provinces and territories of Canada. It also filed a corresponding amended shelf registration statement with the SEC on Form F-10 under the U.S./Canada Multijurisdictional Disclosure System. The filings allow the Company to qualify the distribution by way of prospectus of up to $500 million of common shares, debt securities, subscription receipts, warrants and units, or any combination thereof during the 25-month period from the date of the receipt for the final short form base shelf prospectus.

SHARE CAPITAL

As of the date of this MD&A, the Company has issued, and outstanding share capital composed of 166,739,474 common shares, 546,667 stock options, 18,330,540 warrants, 2,952,500 restricted share units, and 251,419 deferred share units.

Additional information and other publicly filed documents relating to the Company are available through SEDAR, which can be accessed at www.sedar.com.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company. The DC&P provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer of the Company. The ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

No changes were made in the Company’ design of internal controls over financial reporting during the fiscal quarter ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute assurance, that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud. Management’s estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results. Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by Management override.

HUT 8 MINING CORP.

Management’s Discussion and Analysis Q3-2021

(In Canadian Dollars)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of Canadian securities laws and United States securities laws, respectively (collectively referred to herein as “forward-looking statements”). All information, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Such risks include, without limitation, credit risks; fluctuating interest rates; the Company not being able to meet its financial obligation as they become due; changes in foreign exchange rates; disruptions to the Company’s supply chain; changes in legislation in countries where the Company does business; concentration of exposures within the same category; fluctuation in the price of Bitcoin and the speculative nature of Bitcoin; the security of Bitcoin networks; and the Company's dependence on the price of Bitcoin. For a complete list of the factors that could affect the Company, please make reference to those risk factors referenced in "Risk Factors" in the AIF of the Company dated March 25, 2021, and annual MD&A for the year ended December 31, 2020. Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes, but is not limited to, forward-looking statements regarding: the Company’s ability to meet its working capital needs at the current level for the next twelve-month period; Management’s outlook regarding future trends; the Company's ability to capitalize sales tax amounts following discussions with the CRA; the anticipated delivery of three skid steers in the fourth quarter of 2021; the continued impact of the COVID-19 pandemic; the timing of delivery of equipment and the anticipated timing for the new power facility being developed with Validus to become operational sensitivity analysis on financial instruments, which may vary from amounts disclosed; and general business and economic conditions.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly, or otherwise revise, any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.